Exhibit 21.1

Subsidiaries of Lisata Therapeutics, Inc.

Entity	Percentage of Ownership	Location
Amorcyte, LLC	100%	United States of America
Athelos Corporation (1)	99%	United States of America
Cend Therapeutics, Inc.	100%	United States of America
NeoStem Oncology, LLC	100%	United States of America
Lisata Therapeutics Australia Pty Ltd	100%	Australia
Lisata Therapeutics Ireland Limited	100%	Ireland
Lisata Therapeutics KK	100%	Japan
Lisata Therapeutics (U.K.) Limited	100%	United Kingdom

(1) As of December 31, 2022, Becton Dickinson's ownership interest in Athelos Corporation was 1.0%.